

June 4, 2024

Jason W. Fraser
Chief Financial Officer
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249

      Re: Valero Energy Corporation
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed February 22, 2024
           File No. 001-13175

Dear Jason W. Fraser:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023

Management's Discussion and Analysis
Liquidity and Capital Resources , page 57

1. We note that you included an investor presentation called Leading Producer of Liquid Transportation Fuels as Exhibit 99.1 to the Form 8-K that you filed on May 1, 2024, and that in presenting information related to Sustaining Capex and Growth Capital Investments on page 56, you show that Total Growth Capital Investments decreased from $1,936 million in 2012 to $1,370 million in 2022 and to $430 million in 2023.

    Please expand your disclosures in your periodic reports as necessary to discuss and analyze the reasons for the decline in your growth capital investments, and the potential impact of the decline in growth capital investments on your short and long-term liquidity and profitability, to comply with Item 303 (b)(1) of Regulation S-K.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Gus Rodriguez at 202-551-3752 or John Cannarella at 202-551-3337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation